FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number  001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34, Surquillo, Lima Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

Attached is an English translation of the letter dated September 24th, 2013 filed to the Peruvian Superintendencia del Mercado de Valores - SMV, by virtue of which the registrant reported that it is attaching a transcription of an interview made to the Company’s CEO on September 23rd. The filing with the Peruvian Superintendencia del Mercado de Valores - SMV contains forward-looking statements.  Forward-looking statements convey our current expectations and are inherently subject to uncertainties and risks.  Accordingly, our actual results could differ materially from those contained in our forward-looking statements.  We undertake no obligation to update or revise our forward-looking statements.

Lima, September 24, 2013

Sirs
Superintendencia del Mercado de Valores
Present.-

Reference:          Relevant Information Communication- Journalist Report

Dear Sirs:

Hereby, we attach the transcript of an interview made to our Chief Executive Officer, Mario Alvarado, which was published on September 23rd, 2013 in the Peruvian newspaper “Gestión”.

Sincerely,

____________________
/s/Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By:	/s/ DENNIS GRAY FEBRES

Name:	Dennis Gray Febres

Title:	Stock Market Representative

Date:	September 24, 2013

DIARIO GESTION, Monday September 23rd, 2013 - Transcript

GRAÑA Y MONTERO WILL INCREASE ITS REVENUES IN US$ 300 MILLION

-	80% of the company’s revenues come from Peru, whilst the other 10% comes from Chile, and the other 10% comes from Colombia, Panama and Brazil.

For the last eight years, Graña y Montero’s revenues have increased 30% annually, and this year the objective is to increase its revenues in US$ 300 million approximately in order to achieve US$ 2.300 million for the year end. The Company’s CEO, Mario Alvarado, explained that from the total amount, 10% would come from Chile, and the other 10% would come from Colombia, Panamá and Brazil. The main part of the revenues (80%) will still be concentrated in Peru.

Moreover, the slowdown of mining projects and the problems some initiatives in the power sector are facing haven’t diminished the Company’s interest for these sectors. ” In every market, the grass is always greener on the other side. We are in Peru and see Chile as an opportunity, but those who are in Chile mention they would like to be in Peru”.  We always face everyday challenges”, said to La Tercera.

In that sense, he informed that in Chile they work with four copper mines, as well as with CAP in one of its iron ore deposits.

THE FACT
Chile’s attractiveness

Interest.  For Graña y Montero, although the interest of being in Chile is because of the country’s mining potential, another sector that also attracts them is the power sector. This is due to the fact that “the country will have limitations on production. It can’t maintain those electricity costs which are more than double of Peru’s costs”.